Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

ScoutCam Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our shares of common stock, par value $0.001 (the “Common Stock”). The following is a summary of some of the terms of our Common Stock based on our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Incorporation, our Bylaws as well as the Nevada Revised Statutes (“NRS”) and any other documents referenced in the summary and from which the summary is derived.

Name of exchange on which registered

Our Common Stock is quoted on the OTC Market, Pink Tier, under the symbol “SCTC”. Prior to December 30, 2019, our Common Stock was quoted under the symbol “INLL”.

Registration

ScoutCam Inc. was incorporated on March 22, 2013 in the State of Nevada under the name Intellisense Solutions Inc.

Common Stock

We are authorized to issue up to a total of 75,000,000 shares of Common Stock. Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders.

As of December 31, 2019, there were 26,884,921 shares of Common Stock issued and outstanding and there were approximately 90 holders of record of our Common Stock.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and the holders of Common Stock possess all voting power of our stockholders. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

If any, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share equally and ratably in the assets of the Company to be distributed among the holders of outstanding shares of Common Stock.

Dividends

In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. As a Nevada corporation, we are subject to the limitations of Nevada law, which allows us to pay dividends unless, after such dividend, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amount that would be needed if we were to be dissolved at the time of the dividend payment to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the dividend.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the NRS could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Advance Notice Requirements. Stockholders wishing to nominate or re-nominate persons for election to our board of directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our Bylaws. Likewise, if our board of directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate or re-nominate persons for election to our board of directors at such special meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provides that special meetings of stockholders may only be called by the Chairman of the Board of Directors, the President or by a majority of the entire Board of Directors.

Board Vacancies. Any vacancy on our board of directors, howsoever resulting, may be filled by a majority vote of the directors then in office even if less than a quorum is present. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and when their successors are elected or appointed, at which the term of the class to which he or she has been elected expires, or until his or her earlier resignation or removal.

Removal of Directors. Our Bylaws provide that if any, and except as otherwise provided in the NRS, any director may be removed from office with or without cause only by the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote generally in the election of directors. NRS 78.335 generally requires the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove an incumbent director.

Nevada Anti-Takeover Statutes. The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions generally do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares. Our original Articles of Incorporation include a provision electing that the Company not be governed by these laws.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our original Articles of Incorporation include a provision electing that the Company not be governed by these laws. Our original Articles of Incorporation include a provision electing that the Company not be governed by these laws.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

Transfer Agent

The transfer agent and registrar for our common stock is Action Stock Transfer. The transfer agent and registrar’s address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121. The transfer agent’s telephone number is (801) 274-1088.